April 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik and Joseph McCann

Re:	Mateon Therapeutics, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 18, 2019 File No. 001-21990

Dear Ms. Paik and Mr. McCann:

On behalf of Mateon Therapeutics, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 22, 2019 (the “Comment Letter”), concerning the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 18, 2019 (the “Amendment No. 1 to Preliminary Proxy Statement”). In addition, the Company is filing herewith a revised Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 2 to Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comment contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, the Company has included the text of the Staff’s comment preceding the its response. Set forth below is the Company’s response to the comment presented in the Comment Letter:

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Proposal No. 4, page 13

1.	We note your revisions in response to our prior comment 7. To the extent the Financing Transaction condition contained in the PointR Data merger agreement is still applicable, please disclose this condition where appropriate in your proxy statement. With reference to Item 11(c) and (d) of Schedule 14A, please also expand your disclosure concerning Corporate Action No. 4 to discuss the effects of the recapitalization and potential issuances of newly authorized common stock. In this regard, please quantify the number common shares presently outstanding as compared to the number of common shares outstanding following the proposed recapitalization.

Response

In response to the Staff’s comment, we have expanded our disclosure regarding the PointR Data merger agreement in the section captioned “Merger with PointR Data, Inc.” to include, among other things, the waiver of the Financing Transaction condition as a condition to the mergers. We have also revised our disclosure in the section captioned “Effects of the Capital Increase” regarding Corporate Action No. 4 to discuss the effects of the recapitalization and potential issuances of newly authorized common stock, including quantification of the number of shares currently outstanding as compared the potential number of shares outstanding following the proposed recapitalization.

The Company has confirmed that it is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Respectfully submitted,

/s/ Daniel W. Rumsey
Daniel W. Rumsey, Esq.

Disclosure Law Group

cc:	Vuong Trieu, Ph.D.,
Chief Executive Officer of the Company